StarchTek Corp.



ANNUAL REPORT

3911 Concord Pike #8030, SMB 12973

WILMINGTON, DE 19803

0

https://starchtek.com/

This Annual Report is dated May 1, 2023.

BUSINESS

StarchTek has developed **StarchaFoam**^{TM}; a high R value biodegradable foam as an eco-friendly alternative to EPS (AKA: Styrofoam). Please note our products are not yet available on the market.

StarchTek researches, develops, and test's biodegradable starch-based manufacturing solutions that they license to the protective packaging manufacturers. The core technology is based on 10 Michigan State University Starch Patents, with exclusive rights to use, and their proprietary i) formulations, ii) processes, and iii) equipment.

StarchTek **INNOVATES**, by leveraging research & development from academia together with proprietary IP to deliver a marketable solution. StarchTek is the final mile to the market since academia needs the private sector to further develop their technologies and make it marketable.

StarchTek **SYNDICATES**, the innovation to legacy global packaging manufacturing & distribution partners via long-term licensing, raw material supply, and equipment leasing agreements.

StarchTek **FACILITATES** partnerships by offering multiple solutions, required equipment, training, follow-up, legal, marketing, sales, and R&D support.

StarchTek Corp. target customers are the manufacturers of protective packaging solutions; such as the corregate (boxes), EPS (aka Styrofoam) coolers, paper, cushioning, bubble wrap, and miscellaneous manufacturers. Target customers are also the massive online shippers such as Amazon, Wall-Mart, Hello Fresh, and others that utilize massive amounts of protective packaging materials for cushioning, blocking surface-protecting, and temperature-controlled needs.

StarchTek is part of two markets: i) Expanded Poly Styrene and ii) Protective Packaging Markets. Our formulation competes against Expanded Poly Styrene and our processed formulation (STARCHAFOAM), competes with all other solutions offered in the protective packaging market.

Previous Offerings

PREVIOUS OFFERINGS

1. Type of security sold: Convertible Note

Final amount sold: $10,000.00

Use of proceeds: working capital

2. Date: June 30, 2021

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $31,000.00

Number of Securities Sold: 6,667

Use of proceeds: Start Up Cost & Rights To MSU Patents

Date: November 01, 2020

Offering exemption relied upon: 506(b)

3. Name: Common Stock

Type of security sold: Equity

Final amount sold: $121,220

Number of Securities Sold: 20,784

Use of proceeds: Working Capital

Date: November 01, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The StarchTek business model is designed to be lean with maximizing capital. Hence, the business can operate without revenue for 40 months. If we incorporate debt & Government grants into our financing model, we can operate without revenue for 50 months.

Foreseeable major expenses based on projections:

Bases on our projections, our major expenses will be capital equipment, wages, and sales & marketing.

Future operational challenges:

We will be relying on our vendors to supply our raw material and machine our dies. Therefore, we may have operational challenges due to a shortage of raw material or new dies for R&D testing purposes.

Future challenges related to capital resources:

I believe our story is a great story because we have a great solution to a consumer problem that most can relate with; STYROFOAM. Therefore, I don't believe we will have challenges to raise crowd funding capital. We may run into challenges if we choose to borrow from traditional sources (banks).

Future milestones and events:

Number 1 milestone is complete development and testing of StarchaWrap, which is the alternative to bubble-wrap (bubble cushioniong) and thin foam.

Number 2 milestone is the complete development and testing of the proprietary StarchTek die design

Number 3 milestone is the design, development and application of a machine that laminated Starch

In 2021 the principle owner received $120,000 in wages of which $51,243 was loaned back to the company

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $-120.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: John Danny Dubuk

Amount Owed: $140,000.00

Interest Rate: 0.0%

The deferred salary is for the founder that has been working full time since the inception of StarchTek (11-1-2020) and has applied his engineering, R&D, marketing, legal, financial, market network, and strategy skills into building the company. The deferred salary will be paid out in prudent increments.

Creditor: John Danny Dubuk

Amount Owed: $105,755

Interest Rate: 10.0%

Maturity Date: August 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Danny Dubuk

John Danny Dubuk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Director, Secretary

Dates of Service: October, 2020 - Present

Responsibilities: Manage all aspects of the company and is compensated $5,000.00 per month in salary

Position: CFO

Dates of Service: October, 2020 - Present

Responsibilities: Financial Control

Position: Innovation Officer

Dates of Service: October, 2020 - Present

Responsibilities: Innovate starch based solutions for the protective packaging market

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John D Danny

Amount and nature of Beneficial ownership: 910,000

Percent of class: 85%

RELATED PARTY TRANSACTIONS

Name of Entity: John Danny Dubuk

Relationship to Company: Director

Nature / amount of interest in the transaction: 1. Deferred compensation based on the employment contract with the company.

Material Terms: 1. No interest is charged and the outstanding balance will be paid back in prudent increments, once the company raises an aggregate minimum of $2,000,000 (debt, equity, and or grants).

Name of Entity: John Danny Dubuk

Relationship to Company: Director

Nature / amount of interest in the transaction: A line of credit to finance company start up cost and development cost

Material Terms: Interest rate is .8333% per month and Borrower agrees to pay outstanding principle and interest balance once the corporation raises adequate capital.

OUR SECURITIES

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,020,784 outstanding.

Voting Rights

One vote per share.

Material Rights

Warrants

The total amount outstanding includes 56,600 of shares to be issued pursuant to outstanding warrants.

StarchTek Corp. Convertible Promissory Notes

The security will convert into The next financing event and the terms of the StarchTek Corp. Convertible Promissory Notes are outlined below:

Amount outstanding: $10,000.00

Maturity Date: June 30, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: A Qualified Financing: means a financing in a single or a series of related transactions (all of which are consummated within one hundred twenty (180) days of each other), with the principal purpose of raising capital, pursuant to which the Company sells shares of equity securities with aggregate gross, cash proceeds to the Company of not less than One Million Dollars ($1,000,000). The foregoing amount shall be calculated inclusive of any amounts converted under this Note and the other Notes and any other convertible notes or other monetary obligations which are converted in connection with the Qualified Financing.

Material Rights

4. Conversion.

(a) Automatic Conversion.

(i) Qualified Financing. In the event the Company consummates aQualified Financing prior to the payment or conversion in full of all principal and accrued interest under this Note, then this Note shall be automatically converted into the number (rounded to the nearest whole) of fully paid and non-assessable shares of Preferred Stock sold insuch Qualified Financing equal to: (A) the Principal Balance plus, at the Company's option, accrued and unpaid interest on this Note through the date of conversion, divided by (B) Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance). The Preferred Stock issued upon conversion of this Note shall have all of the organic and contractual rights, preferences, privileges and obligations and, except as specified herein, shall be issued in accordance with the same terms and conditions as the securities offered in the Qualified Financing. Additionally, in connection with the foregoing automatic conversion, Holder shall also receive any other securities, such as warrants to purchase shares of the Company's capital stock, to be issued to the investors in the Qualified Financing in addition to the Preferred Stock. In conjunction with such conversion, Holder shall become a party to, and shall execute all applicable Qualified Financing documentation; provided, however, that the terms of such documents shall be no less favorable to Holder than to the purchasers in the Qualified Financing (it being understood that such documents shall not be deemed less favorable to Holder merely because they condition rights or benefits on minimum equity ownership, so long as such conditions apply to all purchasers).

(ii) Majority Investors' Election. In the event the Majority Investors elect to convert their Notes under any clause of Section 4(b) below, then this Note shall be automatically converted as though Holder had elected to convert this Note under the same clause of Section 4(b) pursuant to which the Majority Investors elected to convert their Notes.

(iii) Change in Control Event. Prior to the consummation of any Change of Control, the Company shall give Holder at least ten (10) days' notice thereof, which notice shall set forth in reasonable detail the terms and provisions of such Change of Control. On a Change in Control, this Note will be automatically converted into a number of shares of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing(as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

(iv) At Maturity. Unless converted as provided in section 4(i), 4(ii) or 4(iii), this Note will automatically convert into a number of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) a $5,000,000 fully diluted valuation (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

(b) Optional Conversion.

(i) Qualified Financing Preferred Stock. If, prior to the payment or conversion in full of all principal and accrued interest under this Note, the Company issues shares of Preferred Stock in a transaction or series of related transactions that do not meet the requirements of a Qualified Financing (a "Non-Qualified Financing"), then, subject to Section 4(a)(ii) above, this Note will converted, in whole, into a number of shares of such Preferred Stock determined by dividing (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, divided by (B) the Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance). Preferred Stock issued upon conversion of this Note pursuant to this Section 4(b)(i) shall have all of the organic and contractual rights, preferences and privileges and, except as specified herein, shall be issued in accordance with the same terms and conditions as the securities offered in the Non-Qualified Financing. In conjunction with such conversion, Holder shall become a party and shall execute all applicable Non-Qualified Financing documentation; provided, however, that the terms of such documents shall be no less favorable to Holder than to the purchasers in the Non-Qualified Financing (it being understood that such documents shall not be deemed less favorable to Holder merely because they condition rights or benefits on minimum equity ownership, ownership, so long as such conditions apply to all purchasers).

(ii) Alternative Common Stock. Subject to Section 4(a)(ii) above, this Note may be converted at any time prior to the payment in full of all principal and accrued interest under this Note, in whole but not in part, at the election of Holder, into a number of shares of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) a $5,000,000 fully diluted valuation (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the

Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the protective packaging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common shares in the amount of up to $5,000,000 in this offering and may close on any investments that are made. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. If we need to make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits StarchTek was formed on October 27, 2020 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StarchTek has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StarchaFoam is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on StarchTek or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StarchTek could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

StarchTek Corp.

By /s/ *John Danny Dubuk*

Name: StarchTek Corp

Title: President

Exhibit A

FINANCIAL STATEMENTS

I, John Danny Dubuk, the Principal Executive Officers of StarchTek Corp., hereby certify that the financial statements of StarchTek Corp and notes thereto for the periods ending 12-31-21 and 12-31-22 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $-203,517.00; taxable income of $0.00 and total tax of $0.00.

StarchTek Corp has not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27th. 2023 (Date of Execution).

John Danny Dubuk

President

April 27th. 2023

Management Report

StarchTek Corp.
For the period ended December 31, 2022



Prepared on

March 30, 2023

Table of Contents

StarchTek Corp.

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Advertising & marketing	0.00	0.00
Sales and Marketing	4,900.72	2,526.00
Social media	179.97	0.00
Total Advertising & marketing	**5,080.69**	**2,526.00**
Business licenses	450.00	0.00
Entertainment	365.46	0.00
General business expenses	2,400.86	0.00
Bank fees & service charges	367.91	0.00
General and Administration	0.00	151,322.00
Total General business expenses	**2,768.77**	**151,322.00**
Interest paid	612.18	203.00
Business loan interest	17,721.78	0.00
Total Interest paid	**18,333.96**	**203.00**
Legal & accounting services	0.00	0.00
Accounting fees	2,346.00	0.00
Legal Fees	941.91	0.00
Total Legal & accounting services	**3,287.91**	**0.00**
Office expenses	0.00	0.00
Office supplies	1,962.37	0.00
Printing & photocopying	290.09	0.00
Shipping & postage	2,399.02	0.00
Small tools & equipment	32.98	0.00
Software & apps	2,232.21	0.00
Total Office expenses	**6,916.67**	**0.00**
Other Expenses	0.00	0.00
Research & Development	2,499.96	49,466.00
Total Other Expenses	**2,499.96**	**49,466.00**
Payroll expenses	0.00	0.00
Officers' salaries	120,000.00	0.00
Total Payroll expenses	**120,000.00**	**0.00**
Rent	0.00	0.00
Building & land rent	6,000.00	0.00
Total Rent	**6,000.00**	**0.00**

StarchTek Corp.

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Supplies	0.00	0.00
Supplies & materials	1,004.88	0.00
Total Supplies	**1,004.88**	**0.00**
Travel	0.00	0.00
Airfare	5,255.74	0.00
Food	511.21	0.00
Hotels	1,314.63	0.00
Parking	144.70	0.00
Taxis or shared rides	86.82	0.00
Vehicle rental	1,078.74	0.00
Total Travel	**8,391.84**	**0.00**
Utilities	0.00	0.00
Internet & TV services	296.82	0.00
Phone service	2,361.79	0.00
Total Utilities	**2,658.61**	**0.00**
Total Expenses	**$177,758.75**	**$203,517.00**
NET OPERATING INCOME	$ -177,758.75	$ -203,517.00
Other Expenses		
Reconciliation Discrepancies	41.01	0.00
Vehicle expenses	0.00	0.00
Parking & tolls	2.00	0.00
Vehicle gas & fuel	272.18	0.00
Vehicle repairs	117.42	0.00
Total Vehicle expenses	**391.60**	**0.00**
Total Other Expenses	**$432.61**	**$0.00**
NET OTHER INCOME	$ -432.61	$0.00
NET INCOME	$ -178,191.36	$ -203,517.00

StarchTek Corp.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
STARCHTEK CORP 7416 - 1	-120.00	694.04
Total Bank Accounts	**$ -120.00**	**$694.04**
Total Current Assets	**$ -120.00**	**$694.04**
Fixed Assets		
Accumulated depreciation	-4,822.77	-2,508.00
Total Fixed Assets	**$ -4,822.77**	**$ -2,508.00**
Other Assets		
Patents, copyrights, & franchises	10,000.00	10,000.00
Total Other Assets	**$10,000.00**	**$10,000.00**
TOTAL ASSETS	**$5,057.23**	**$8,186.04**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	17,110.00	21,123.04
Total Accounts Payable	**$17,110.00**	**$21,123.04**
Other Current Liabilities		
Short-term business loans	0.00	0.00
Short-term loans from officers	0.00	0.00
Deferred Office Rent	6,000.00	0.00
Deferred Salary	140,000.00	140,000.00
Line of Credit	105,755.10	54,512.00
Total Short-term loans from officers	**251,755.10**	**194,512.00**
Total Other Current Liabilities	**$251,755.10**	**$194,512.00**
Total Current Liabilities	**$268,865.10**	**$215,635.04**
Long-Term Liabilities		
Long-term business loans	10,815.18	10,203.00
Total Long-Term Liabilities	**$10,815.18**	**$10,203.00**
Total Liabilities	**$279,680.28**	**$225,838.04**
Equity		
Additional paid in capital	10,000.00	10,000.00
Common stock	122,220.31	1,000.00
Retained Earnings	-228,652.00	-25,135.00
Net Income	-178,191.36	-203,517.00
Total Equity	**$ -274,623.05**	**$ -217,652.00**
TOTAL LIABILITIES AND EQUITY	**$5,057.23**	**$8,186.04**

StarchTek Corp.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-178,191.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated depreciation	2,314.77
Accounts Payable (A/P)	-4,013.04
Short-term business loans	0.00
Short-term loans from officers:Deferred Office Rent	6,000.00
Short-term loans from officers:Line of Credit	51,243.10
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,544.83**
Net cash provided by operating activities	**$ -122,646.53**
FINANCING ACTIVITIES	
Long-term business loans	612.18
Common stock	121,220.31
Net cash provided by financing activities	**$121,832.49**
NET CASH INCREASE FOR PERIOD	**$ -814.04**
Cash at beginning of period	694.04
CASH AT END OF PERIOD	**$ -120.00**

StarchTek Corp.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-203,517.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated depreciation	2,315.00
Accounts Payable (A/P)	21,093.04
Short-term loans from officers:Deferred Salary	120,000.00
Short-term loans from officers:Line of Credit	50,550.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**193,958.04**
Net cash provided by operating activities	**$ -9,558.96**
FINANCING ACTIVITIES	
Long-term business loans	10,203.00
Common stock	50.00
Net cash provided by financing activities	**$10,253.00**
NET CASH INCREASE FOR PERIOD	**$694.04**
CASH AT END OF PERIOD	**$694.04**

StarchTek Corp. 2022 Statement of Equity Balance

StarchTek Corporation	Common Stock		Additional Paid In	Earnings/(Ac cumulated		Total Shareholder	
	Shares	Amount					
Inception date, October 27, 2020							
Issuance of Stock	950,000	950				$	950
Capital Contribution			10,000			$	10,000
Net Income/(loss)				$ (26,135)		$	(26,135)
Balance-December 31, 2020	950,000	950	10,000	$ (26,135)		$	(15,185)
Issuance of Stock	50,000	50				$	50
Share Based Contribution			203			$	203
Capital Contribution						$	-
Net Income/(loss)				$ (203,517)		$	(203,517)
Balance-December 31, 2021	1,000,000	1,000	10,203	$ (229,652)	0	$	(218,449)
Issuance of Stock	20,784	121,220				$	121,220
Share Based Contribution			797			$	797
Capital Contribution						$	-
Net Income/(loss)				$ (178,191)		$	(178,191)
Balance-December 31, 2022	1,020,784	122,220	11,000	$ (407,843)	0	$	(274,623)

NOTE 1 – NATURE OF OPERATIONS

StarchTek Corp was formed on October 27, 2020 in the State of Delaware. The financial statements of StarchTek Corp (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rancho Cucamonga, CA.

The company offers biodegradable starch-based manufacturing solutions to legacy packaging companies for them to supply their customers with an affordable plastic free alternative to STYROFOAM. The company strategy is to i) innovate new starch-based solutions by leveraging internal and external technologies to achieve innovation initiatives, ii) syndicate, the innovation to legacy global packaging "giants" via partnerships with recurring revenue, and iii) facilitate the partnerships to sell to their customers by setting up manufacturing lines, training, follow up, and R&D support.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
        in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from licensing, selling, and machinery sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit

Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

    a. Short Term Debt:
        a. Deferred Salary to Officer: $140,000 is owed for Salary earned in 2020 and 2021. The outstanding balance will be paid in full after $2M in financing is secured for the company. The company reserves the right to pay this amount in full if it is in the best interest of the company's progress. This obligation doe not accrue any interest.
        b. Line of Credit: The $105,750.10 outstanding balance is owed to John Danny Dubuk (president/founder) for funds loaned to the company over time and it accrues 10%/annum interest. The balance will be paid in full when the company has the capacity to do so.
        c. Office Rent Accrued: StarchTek operates out of the officer's house (John Danny Dubuk) and the balance is accruing monthly at the low rate of $500.00/month. Said balance will be paid in full when the company has the capacity to do so.
        d. Accrued Expenses: $10,815.18 are composed of accrued interest, lab work, and 2 weeks of December-2022 wages.
    b.   Long Term Debt:
        a. Convertible Note: Cedar Fund is owed $10,815.18 and composed of a $10,000 convertible loan (with intent to convert into equity) and the remainder is accrued interest of 6%/annum.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,500,000 shares of our common stock with par value of $0.001. As of December 31, 2022 the company has currently issued 1,20,784 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

        a. Deferred Salary to Officer: $140,000 is owed for Salary earned in 2020 and 2021. The outstanding balance will be paid in full after $2M in financing is secured for the company. The company reserves the right to pay this amount in full if it is in the best interest of the company's progress. This obligation doe not accrue any interest.

b. Line of Credit: The $105,750.10 outstanding balance is owed to John Danny Dubuk (president/founder) for funds loaned to the company over time and it accrues 10%/annum interest. The balance will be paid in full when the company has the capacity to do so.

c. Office Rent Accrued: StarchTek operates out of the officer's house (John Danny Dubuk) and the balance is accruing monthly at the low rate of $500.00/month. Said balance will be paid in full when the company has the capacity to do so.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 12-31-2022 , the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, John Danny Dubuk, Principal Executive Officer of StarchTek Corp., hereby certify that the financial statements of StarchTek Corp. included in this Report are true and complete in all material respects.

John Danny Dubuk

President